Exhibit 99.1

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Chief Financial Officer
(609) 584-3586

CONGOLEUM CORPORATION REPORTS FIRST QUARTER RESULTS

MERCERVILLE, NJ, MAY 7, 2010 – Congoleum Corporation (OTC: CGMC) today reported its financial results for the first quarter ended March 31, 2010. Sales for the three months ended March 31, 2010 were $34.1 million, compared with sales of $30.1 million reported in the first quarter of 2009, an increase of 13.1%. The net loss for the quarter was $0.1 million, compared to net loss of $4.1 million in the first quarter of 2009. Net loss per share was $0.02 in the first quarter of 2010 compared to net loss of $0.50 per share in the first quarter of 2009.

Roger S. Marcus, Chairman of the Board, commented, “Our first quarter results showed dramatic improvement over last year in spite of the fact that demand remains relatively weak. Our sales growth was the result of some improvement in the manufactured housing and RV sector, the launch of our new AirStep Evolution product, and some inventory rebuilding in the distribution channel.”

“While the sales increase helped, the real story behind our improved performance was on the cost side, where we continue to see the benefit of the major cost reduction steps we took in April 2009.  Our plant overhead costs in the first quarter were $0.9 million below the first quarter of last year, improved plant performance generated another $0.4 million in savings, and we had more volume over which to spread our lower overhead.  As a result, our gross profit margins improved from 13% of net sales in the first quarter of last year to 20% this year.  At the same time, our operating expenses were $1.3 million less this quarter than last year as a result of the April 2009 cost reductions.”

“Taken together, the improved sales and leaner cost structure resulted in a $4.0 million improvement in our bottom line.  Although we still had a slight loss for the quarter, it was an encouraging performance in what is seasonally a soft quarter and demonstrates the success we have had in reducing our breakeven point.  While our expectations are based on a cautious view about the speed and extent of the economic recovery, our cost structure gives us the opportunity for meaningful profit improvement with even modest sales increases.”

Mr. Marcus concluded “With the completion of our most recent insurance settlement, which remains subject to court approval, we have now resolved all objections to our reorganization with our carriers and continue to make progress toward emerging from bankruptcy.  Our confirmation hearing is scheduled to begin June 7, 2010, and we continue to believe we can complete our reorganization shortly thereafter.”

The above news release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These statements can be identified by the use of the words such as "anticipate," "believe," "estimate," "expect," "intend,” "plan," "project" and other words of similar meaning. In particular, these include statements relating to intentions, beliefs or current expectations concerning, among other things, future performance, results of operations, the outcome of contingencies such as bankruptcy and other legal proceedings, and financial conditions. These statements do not relate strictly to historical or current facts. These forward-looking statements are based on Congoleum's expectations, as of the date of this release, of future events, and Congoleum undertakes no obligation to update any of these forward-looking statements.

Although Congoleum believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Readers are cautioned not to place undue reliance on any forward-looking statements. Any or all of these statements may turn out to be incorrect. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Any forward-looking statements made in this press release speak only as of the date of such statement. It is not possible to predict or identify all factors that could potentially cause actual results to differ materially from expected and historical results. Factors that could cause actual results to differ from expectations include: (i) the future cost and timing of estimated asbestos liabilities and payments, (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for the Company for asbestos-related claims, (iii) the costs relating to the execution and implementation of any plan of reorganization pursued by Congoleum, (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge, (v) satisfaction of the conditions and obligations under Congoleum's outstanding debt instruments, (vi) the response from time to time of Congoleum's and its controlling shareholder's, American Biltrite Inc.'s, lenders, customers, suppliers and other constituencies to the ongoing process arising from Congoleum's strategy to settle its asbestos liability, (vii) Congoleum's ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms, (viii) timely obtaining sufficient creditor and court approval of any reorganization plan pursued by Congoleum (including the results of any relevant appeals), (ix) compliance with the United States Bankruptcy Code, including Section 524(g), (x) costs of, developments in, and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers, (xi) the possible adoption of another party's plan of reorganization which may prove to be unfeasible, (xii) increases in raw material and energy prices or disruption in supply, (xiii) increased competitive activity from companies in the flooring industry, some of which have greater resources and broader distribution channels than Congoleum, (xiv) increases in the costs of environmental compliance and remediation or the exhaustion of insurance coverage for such expenses, (xv) unfavorable developments in the national economy or in the housing industry in general, including developments arising from the war in Iraq and Afghanistan and from the tightening of credit availability, (xvi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of Congoleum's facilities or distributors, (xvii) product warranty costs, (xviii) changes in distributors of Congoleum's products, and (xix) Congoleum’s interests may not be the same as its controlling shareholder, American Biltrite Inc.  In any event, if Congoleum is not successful in obtaining sufficient creditor and court approval of a plan of reorganization, such failure would have a material adverse effect upon its business, results of operations and financial condition. In the event that the modified plan is confirmed and becomes effective holders of existing common shares of Congoleum will receive nothing on account of their interests and their shares will be cancelled.  Actual results could differ significantly as a result of these and other factors discussed in Congoleum's annual report on Form 10-K for the year ended December 31, 2009 and subsequent filings made by Congoleum with the Securities and Exchange Commission.

CONGOLEUM CORPORATION
RESULTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	For the Three Months Ended March 31,
	2010	2009

Net Sales	$34,051	$30,106
Cost of Sales	27,357	26,136
Selling, General & Administrative Expenses	6,910	8,250
Loss from Operations	(216)	(4,280)

Interest Expense, net	(49)	(106)
Other Income	135	294
Net Loss before taxes	$(130)	$(4,092)
Provision for Taxes	12	15
Net Loss	$(142)	$(4,107)
Net Loss Per Share, Basic & Diluted	$(0.02)	$(0.50)
Weighted Average Number of Common SharesOutstanding – Basic & Diluted	8,272	8,272

ADDITIONAL FINANCIAL INFORMATION:

Capital Expenditures	$406	$859
Depreciation	$2,332	$2,432

CONDENSED BALANCE SHEET
(In thousands, except per share amounts)
(Unaudited)

	March 31,	December 31,
	2010	2009
ASSETS:

Cash and cash equivalents	$12,660	$16,065
Restricted cash	33,656	31,580
Accounts & notes receivable, net	16,260	11,699
Inventory	32,952	28,883
Other current assets	3,344	3,868
Total current assets	98,872	92,095

Property, plant & equipment (net)	47,324	49,250
Other assets (net)	22,331	22,331
Total assets	$168,527	$163,676

LIABILITIES AND STOCKHOLDERS’ EQUITY:

Accounts payable, accrued expenses & deferred income taxes	$83,334	$85,110
Revolving credit loan - secured debt	20,173	14,180
Liabilities subject to compromise - current	4,997	4,997
Total current liabilities	108,504	104,287

Liabilities subject to compromise	150,447	149,671
Total liabilities	258,951	$253,958
Stockholders' equity (deficit)	(90,424)	(90,282)
Total liabilities & stockholders' equity	$168,527	$163,676

ADDITIONAL FINANCIAL INFORMATION:

Working Capital	$(9,632)	$(12,192)
Current Ratio	0.9	0.9